Exhibit 99.1

iDreamSky Announces Appointment of New Chief Financial Officer

SHENZHEN, China, January 26, 2016 (GLOBE NEWSWIRE) — iDreamSky Technology Limited (“iDreamSky” or the “Company”) (NASDAQ: DSKY), China’s leading independent mobile game publishing platform, today announced that Mr. Jun Zou has resigned from his position as the Chief Financial Officer of the Company for personal reasons, effective January 31, 2016 and will continue as a consultant to the Company. Mr. Kevin Junwen Lei is appointed as the new Chief Financial Officer of the Company.

Mr. Kevin Junwen Lei has served as vice president of the Company since November 2013, responsible for equity investments. Prior to joining us, from January 2011 to October 2013, Mr. Lei served as chief financial officer of XDK Group Limited, a fiber communication solution provider in China. From June 2010 to October 2013, Mr. Lei served as senior manager and later as an advisor of Vermilion Partners Limited, a cross-border investment bank headquartered in London. From 2006 to May 2011, Mr. Lei served as an auditor at KPMG China. From 2005 to 2006, Mr. Lei worked in finance for ZMMC, a Fortune 500 company in China focusing on metal trading. Mr. Lei is a member of CICPA (The Chinese Institute of Certified Public Accountants), and he received a bachelor’s degree in Accounting from Zhejiang University in China.

Mr. Michael Xiangyu Chen, Chairman and Chief Executive Officer of the Company, stated, “We greatly appreciate the contributions Jun made during his tenure at the Company. Jun has been an important member of our management team and has played a key role in ensuring the Company’s steadfast growth. We respect his decision and wish him the very best with his future endeavors.”

“We are pleased to welcome Kevin as the new Chief Financial Officer. Kevin brings with him strong financial background as well as outstanding professional credentials. His depth of financial, accounting and managerial experience will be invaluable to our Company,” said Mr. Chen.

About iDreamSky

iDreamSky Technology Limited (NASDAQ: DSKY) was the largest independent mobile game publishing platform in China based on the number of active users in the second quarter of 2015, according to Analysys International, an independent market research firm. The Company believes that it has redefined the role of a game publisher by redesigning and optimizing third-party games and delivering them to users through its proprietary distribution channels as part of its broader publishing solution. Well-known international mobile game developers grant the Company access to the source codes of their games, allowing for greater control and efficiency in redesigning their games for the China market. The Company distributes these games through both its proprietary distribution channels and third-party channels, such as app stores and device pre-installations. The Company also operates games as a service, where the Company offers live game services and gains user insights through its multi-dimensional data analysis engine to drive ongoing game optimization and monetization. For more information, please visit http://ir.idreamsky.com

Safe Harbor Statements

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire, retain and monetize users; the fact that a relatively small number of games continue to account for a substantial majority of the Company’s revenue, and declines in popularity of these games could harm its financial results; the Company’s ability to extend the life cycle of its existing popular games and to source and launch new popular games in a timely manner; the fact that revenues from new games may not be sufficient to offset declines in revenues in more mature games; market acceptance of new games and enhancements to existing games; the Company’s relationship with developers of popular games and its ability to enter into favorable revenue sharing arrangements with the developers; the Company’s relationship with China’s major mobile game distribution and payment processing platforms; the continued growth of the Company’s proprietary distribution channel and the effectiveness of cross-promotion on its platform; intense competition in the mobile game industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; general economic conditions and their impact on consumer spending, especially leisure spending; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Form 20-F filed by the Company on April 30, 2015. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

iDreamSky Contact:

For investor and media inquiries, please contact:

Ms. Cherie Wan

iDreamSky Technology Limited

Phone: +86-755-8657-7491

E-mail: ir@idreamsky.com

Vera Tang

ICR, Inc.

Tel: +1 646-450-5180

Email: ir@idreamsky.com